Antisoma plc
West Africa House
Hanger Lane
Ealing
London W5 3QR
UK

T: +44 (0)20 8799 8200
F: +44 (0)20 8799 8201
E: enquiries@antisoma.com
W: www.antisoma.com

RECEIVED
2005 DEC 30 P 12:45
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ANTISOMA

Exemption number: 82-34926

Office of International Corporate Finance
Division of Corporate Finance
Mail Stop 3628
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

05013570

Monday 19 December 2005

SUPPL

Ladies and Gentlemen:

Antisoma plc

Pursuant to Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby furnish you with certain documentation that we have made public or filed with the UK Listing Authority, the London Stock Exchange or the Registrar of Companies for England and Wales at Companies House or distributed to our shareholders and which is listed in Annex 1 to this letter.

These documents supplement the information previously provided with respect to Antisoma plc's request for exemption under Rule 12g3-2(b), which was established on November 21, 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that Antisoma plc is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at +44 20 8799 8200 in the United Kingdom if you have any questions.

Thank you for your attention.

PROCESSED
JAN 03 2006
THOMSON
FINANCIAL

Yours faithfully
For and on behalf Antisoma plc

12/30

Name: Margherita Lupi
Title: Communications Manager

Holding(s) in Company

London, UK, 24 October 2005 - Following the increase in the issued share capital of Antisoma plc (LSE: ASM) to 334,960,354, UBS AG now holds 4.80% of Antisoma's current issued ordinary share capital. The total number of shares held by UBS AG remains at 16,744,230.

- END -

Enquiries:
Raymond Spencer, Chief Financial Officer
Antisoma plc
+44 (0)20 8799 8200

Antisoma presents positive data on AS1409, expects trials to start mid-2006

London, UK: 6 December 2005 Cancer drug developer Antisoma plc (LSE:ASM) announces the presentation yesterday of new preclinical data on AS1409. These show the success of tumour-targeting by the drug and how this translates into potent effects on the growth of different tumours. Antisoma has made rapid progress in developing AS1409 and, with formal toxicology studies underway, now expects to start clinical trials in mid-2006.

AS1409 is a genetically engineered fusion protein made up of two distinct components. One is the cytokine IL12, which has anti-cancer activity. The other is an antibody that targets tumours. The aim in fusing these components is to direct the effects of IL12 specifically against cancer. A key test of AS1409 is whether, as a result of its focused action, the drug can produce greater anti-cancer effects than an equivalent dose of untargeted IL12. The new data provide a positive answer by showing better control of tumour growth in prostate, colorectal and skin cancer models.

In the past, other companies have performed clinical trials to evaluate untargeted IL12 as a potential cancer therapy. Good evidence of anti-cancer activity was obtained, but the findings were marred by serious side-effects due to IL12 actions on healthy tissues. AS1409 has the potential to overcome this drawback by concentrating IL12 effects at the sites of tumours, allowing use of lower doses than those needed with untargeted IL12 and thereby minimising effects on non-target tissues.

The new AS1409 data were presented at the Antibody Engineering Conference in San Diego, USA.

Glyn Edwards, Antisoma's CEO, said: "We've made excellent progress with AS1409 and are delighted to be reporting positive data supporting the drug and the concept behind it. AS1409 could have potential against a variety of different cancers, and we now expect to advance it into clinical trials in mid-2006."

Enquiries:

Glyn Edwards, CEO
Daniel Elger, Director of Communications +44 (0)7909 915 068
Antisoma plc

Mark Court/Lisa Baderoon/Rebecca Skye Dietrich +44 (0)20 7466 5000
Buchanan Communications

Background on AS1409

AS1409 comprises the tumour-targeting antibody BC1 linked to the cytokine IL12 as a single fusion protein. AS1409 is a rational approach because the antibody component targets a protein associated with new tumour blood vessels while IL12 has 'anti-angiogenic' effects against such blood vessels. The cytokine is therefore directed to a location within tumours where its effect should be maximised.

AS1409 is the result of a collaboration between Antisoma and EMD Lexigen Research Center in Boston.

Background on Antisoma

Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. Antisoma fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. In 2002, Antisoma formed a broad strategic alliance with Roche to develop and commercialise products from Antisoma's pipeline. Please visit www.antisoma.com for further information about Antisoma.

82-34926

RECEIVED
2005 DEC 30 P 12:56
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Antisoma's AS1404 whips up a cytokine storm to attack cancer

Philadelphia, US and London, UK: 15 November 2005 A presentation today at the AACR-NCI-EORTC meeting in Philadelphia offers new insights into the mechanism of action of Antisoma's phase II cancer drug AS1404. Researchers at the Division of Basic Medical Sciences at St George's, University of London have shown that the drug increases levels of various cytokines, biological mediators with profound effects on tumours and the body's response to cancer. These include tumour necrosis factor (TNF), a cytokine already implicated in the drug's action, as well as other mediators not previously associated with AS1404. Examples are RANTES, MCP-1 and GM-CSF, which stimulate the migration of immune cells called monocytes into tumours, and IL-1ß, which like TNF causes 'haemorrhagic necrosis.' This effect - the death of tumour cells associated with destruction of their blood supply - is one of the hallmarks of vascular disrupting agents, the class of drugs to which AS1404 belongs.

AS1404 recently became the first vascular disrupting agent to report data from a randomised controlled trial. Preliminary findings from a phase II trial in non-small cell lung cancer show that patients receiving AS1404 in addition to standard chemotherapy have a higher frequency of tumour responses than patients receiving chemotherapy alone, while side effects are consistent in the two groups.

Speaking before today's presentation, principal researcher and presenter, Lesley McPhail, said: "AS1404 clearly has significant effects on a range of biological mediators, and this is consistent with the profound effects seen on tumours in studies to date."

Antisoma's Chief Executive Officer, Glyn Edwards, said: "We are at a very exciting time with AS1404, as moves towards a complete understanding of the drug's anti-cancer effects go hand in hand with the emergence of key efficacy data from clinical trials in a variety of cancers."

Enquiries:

Glyn Edwards, CEO
Daniel Elger, Director of Communications +44 (0)7909 915 068
Antisoma plc

Mark Court/Lisa Baderoon/Rebecca Skye Dietrich +44 (0)20 7466 5000
Buchanan Communications

Disclaimer

Except for the historical information presented, certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

Background on AS1404

AS1404 (chemical name DMXAA) is a small-molecule derived from xanthenone acetic acid. A member of the class of drugs known as 'vascular disrupting agents', it is the only representative of its subclass in clinical trials and is the first of these drugs to report efficacy data from a controlled study (for full details see announcement of 17 October 2005). AS1404 was discovered by Professors Bruce Baguley and William Denny and their teams at the Auckland Cancer Society Research Centre, University of Auckland, New Zealand. It was in-licensed by Antisoma from Cancer Research Ventures Limited (now Cancer Research Technologies) in August 2001.

Background on Antisoma

Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. Antisoma fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. In 2002, Antisoma formed a broad strategic alliance with Roche to develop and commercialise products from Antisoma's pipeline. AS1404 is included within the Roche alliance. Please visit www.antisoma.com for further information about Antisoma.

Background on the AACR-NCI-EORTC conference

The AACR-NCI-EORTC International Conference on Molecular Targets and Cancer Therapeutics: Discovery, Biology, and Clinical Applications, is a joint conference held by the American Association for Cancer Research, US National Cancer Institute and European Organization for Research and Treatment of Cancer.

Antisoma presents AS1404 data at ECCO – the European Cancer Conference

Paris, France and London, UK: 1 November 2005 Cancer drug developer Antisoma (LSE: ASM) will today present data on its most advanced drug, AS1404, at ECCO - the European Cancer Conference. AS1404 works by damaging the blood vessels that sustain tumours. New tests have examined this effect by measuring the leakage of a dye from the bloodstream into tissues. Treatment with AS1404 increased leakage into tumour tissue but not into normal skin. This finding provides new and direct evidence that AS1404 selectively disrupts tumour blood vessels whilst leaving those in healthy tissues unharmed.

Leakage of blood from tumour vessels correlated clearly with levels of a blood chemical, 5HIAA, supporting the value of this chemical as a marker of damage to tumour blood vessels. Dose-response findings from phase I patients show that the optimal biological dose of AS1404 to cause changes in the level of 5HIAA is in the range of $1200mg/m^2$, the dose now being used in phase II combination studies.

Today's presentation follows Antisoma's recent announcement of promising preliminary findings from a phase II trial of AS1404 in non-small cell lung cancer. Patients receiving AS1404 in addition to chemotherapy have shown a higher frequency of tumour responses and a lower frequency of progressive disease than patients receiving chemotherapy alone.

Antisoma's Chief Operating Officer, Dr Ursula Ney, said: "The data presented today are consistent with the encouraging findings to date from our phase II lung cancer study of AS1404. Antisoma is now firmly established as a leader in the vascular disruption field."

Enquiries:
Glyn Edwards, CEO
Daniel Elger, Director of Communications +44 (0)7909 915 068
Antisoma plc

Mark Court/Lisa Baderoon/Rebecca Skye Dietrich +44 (0)20 7466 5000
Buchanan Communications

Disclaimer
Except for the historical information presented, certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

Background on AS1404
AS1404 (chemical name DMXAA) is a small-molecule derived from xanthenone acetic acid. A member of the class of drugs known as 'vascular disrupting agents', it is the only representative of its subclass in clinical trials and is the first of these drugs to report efficacy data from a

P2-34926

controlled study (for full details see announcement of October 17th 2005). AS1404 was discovered by Professors Bruce Baguley and William Denny and their teams at the Auckland Cancer Society Research Centre, University of Auckland, New Zealand. It was in-licensed by Antisoma from Cancer Research Ventures Limited (now Cancer Research Technologies) in August 2001.

5HIAA

5HIAA (5-hydroxyindoleacetic acid) is a metabolite of serotonin (5HT), a naturally occurring vasoactive substance which is released from platelets into the bloodstream under various pathological conditions. Disruption of tumour blood vessels by AS1404 is associated with an increase in blood serotonin levels. However, because serotonin is unstable in samples when they are stored it is not suitable for routine clinical assay. Its metabolite 5HIAA is more stable and can therefore be used as a measure of serotonin release. An assay for 5HIAA in plasma has been developed by scientists at the Auckland Cancer Centre in New Zealand.

Background on Antisoma

Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. Antisoma fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. In 2002, Antisoma formed a broad strategic alliance with Roche to develop and commercialise products from Antisoma's pipeline. AS1404 is included within the Roche alliance. Please visit www.antisoma.com for further information about Antisoma.

82-34926

Antisoma placing raises £6.55 million

London, UK: 5 December 2005 Cancer drug developer Antisoma plc (LSE: ASM) today announces that it has raised approximately £6.55 million (approximately US $11 million) before expenses through an oversubscribed placing of new ordinary shares. The shares were placed by ING with new and existing institutional investors in the UK and Continental Europe.

Commenting on the placing, Antisoma's Chief Executive Officer, Glyn Edwards, said: "This placing puts us in a strong position as we enter a period rich in newsflow. We expect to reach important progress milestones on a number of products during 2006 and, in particular, to report key outcome data from our three phase II trials of AS1404."

Details of the placing

- 33,600,000 new ordinary shares of 1 penny each were placed, representing approximately 10 per cent of Antisoma's issued share capital prior to the placing.
- The placing price was 19.5p, representing a discount of 4.88% to the closing middle market price on the London Stock Exchange on 2 December 2005.
- The placing is conditional on admission of the new shares to the Official List and to trading on the London Stock Exchange, which is expected to become effective on 9 December 2005.
- When issued, the new shares will rank *pari passu* in all respects with Antisoma's existing ordinary shares.
- Following the placing, Antisoma will have a total of 369,629,818 ordinary shares in issue.

Enquiries:

Glyn Edwards, CEO
Raymond Spencer, CFO
Daniel Elger, Director of Communications +44 (0)208 799 8200
Antisoma plc

Mark Court/Lisa Baderoon/Rebecca Skye Dietrich +44 (0)20 7466 5000
Buchanan Communications

Background on Antisoma

Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. Antisoma fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. In 2002, Antisoma formed a broad strategic alliance with Roche to develop and commercialise products from Antisoma's pipeline. Please visit www.antisoma.com for further information about Antisoma.

82-34926

Antisoma plans to list its shares in the United States

London, UK: 4 April 2005 Cancer drug developer Antisoma plc (LSE:ASM) announces today that it intends to list its shares on NASDAQ. As an interim step, the Company will establish a Level I program of American Depositary Receipts (ADRs) to enable dollar-denominated trading of its ordinary shares prior to the listing.

Glyn Edwards, CEO of Antisoma, said, "We already have a significant number of US shareholders. Listing in the US will increase our exposure to the US capital markets, a step that we believe will greatly enhance our long-term growth prospects and our ability to exploit new opportunities for development."

Enquiries:

Glyn Edwards, CEO Antisoma plc	+44 (0)20 8799 8213
Mark Court/Lisa Baderoon/Rebecca Skye Dietrich Buchanan Communications (UK enquiries)	+44 (0)20 7466 5000
Richard Anderson De Facto Communications (ex-UK enquiries)	+44 (0)20 7940 1000

Except for the historical information presented, certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

Notes to Editors

American Depositary Receipts (ADRs)

Level I ADR
In a Level I or 'sponsored' ADR program, a company's existing publicly-traded shares are converted into US-dollar denominated ADRs. This is not a public listing of the securities: trading of Level I ADRs takes place over the counter on the 'pink sheets.' Initiation of the Level I program requires the filing of a short registration statement with the US Securities and Exchange Commission (SEC), but the company does not as a result become considered as an SEC registrant and is not required to comply with the provisions of the Sarbanes-Oxley Act.

Level II ADR
In a Level II or 'Listed' ADR, the ADRs are listed on one of the major US exchanges and the company is regarded as a foreign registrant by the SEC. The company will need to comply with additional disclosure, reporting and accounting requirements, including reconciliation (or full preparation) of its accounts to US GAAP and be compliant with US securities law, including for accounting periods beginning 1 July 2006, the Sarbanes-Oxley Act (SOA).

82-34926

Level III ADR

A Level III ADR is required to conduct a public offering of ADRs in the US. A form that contains extensive disclosure on the company and its business must be filed for an initial public offering. Level III ADRs are subject to additional legal compliance and periodic disclosure, reporting and accounting requirements.

Background on Antisoma

Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. Antisoma fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. In 2002, Antisoma formed a broad strategic alliance with Roche to develop and commercialise products from Antisoma's pipeline.

Please visit www.Antisoma.com for further information about Antisoma.

END

82-34926

Result of Annual General Meeting

9 December 2005, London, UK: Cancer drug developer Antisoma plc (LSE: ASM; USOTC: ATSMY) announces that all resolutions at today's Annual General Meeting were passed.

Proxy votes relating to the resolutions set out in the AGM Notice can be viewed at www.antisoma.com

Enquiries:

Raymond Spencer, Chief Financial Officer +44 (0)20 8799 8200
Antisoma plc

Background on Antisoma

Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. Antisoma fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. In 2002, Antisoma formed a broad strategic alliance with Roche to develop and commercialise products from Antisoma's pipeline.

Please visit www.antisoma.com for further information about Antisoma

Antisoma AGM update

London, UK: 9 December 2005 – Cancer drug developer Antisoma plc (LSE: ASM; USOTC: ATSMY) holds its Annual General Meeting today. At the meeting, CEO Glyn Edwards will review the Company's progress since its preliminary year-end results:

"Since September we have announced preliminary phase II data on AS1404, reported additional clinical findings on AS1411 and strengthened our balance sheet through a £6.55 million share placing.

Clinical pipeline developments
In October we announced promising preliminary findings from our phase II study of **AS1404** in lung cancer. At that time, initial data were available from 47 patients, of whom 23 had received AS1404 plus chemotherapy and 24 chemotherapy alone. Comparison of tumour responses favoured the AS1404 group, with a particularly marked difference in the proportion of patients showing progressive disease after treatment. The side-effect profile in patients receiving AS1404 on top of chemotherapy was consistent with that seen after chemotherapy alone. Follow-up of patients continues, and we plan to present further data at medical congresses. Crucial findings on disease progression are expected during the first half of 2006, with survival data to follow. Also anticipated next year are findings from two other ongoing phase II trials of AS1404, in prostate and ovarian cancers. AS1404 acts against tumour blood vessels, and therefore has potential against a wide variety of cancers. Our programme of phase II trials addresses some of the largest cancer markets.

In November we announced encouraging long-term follow up data from the initial phase I study of **AS1411,** which included three patients with advanced renal cancer. Two of these patients experienced a long period of disease stabilisation before relapse and the third continues to maintain a near-complete response 16 months after treatment. The phase I study was reopened in September, and is now recruiting additional patients with renal and lung cancers. Data from the newly enrolled patients will be available during 2006. While renal cancer may offer opportunities for expedited progress towards the market, the evidence available leads us to believe that AS1411 also has potential against other cancers.

R1550 is being tested by our partner, Roche, in a phase I trial in metastatic (spreading) breast cancer. The trial examines the safety, dosing and handling of the drug, as well as looking for signs of anti-cancer activity. We expect results during the first half of 2006. R1550 could have potential against various cancers because the target for the drug is found in many solid tumours.

Preclinical pipeline developments
Various **telomere targeting agents (TTAs)** with different chemical structures have been produced under our collaboration with the London School of Pharmacy. We expected **AS1410** to be the first to enter the clinic, but unacceptable toxicity has been seen with this particular candidate. This was not related to its desired action on telomeres. We have therefore decided to select an alternative candidate from the TTA programme for clinical development.

This week we have announced new preclinical data supporting **AS1409**, a drug designed to deliver a targeted dose of IL12 to tumours. Past clinical trials carried out by other companies have shown IL12 to have potent anti-cancer activity, but when used alone it also has serious side-effects. The new work shows that, because of its targeted effect, AS1409 is more effective at inhibiting tumour growth in various models than untargeted IL12. This means that AS1409 could potentially be used at lower doses to minimise unwanted effects on healthy tissues. The drug is now expected to start clinical trials in mid-2006.

AS1406 is our lead 'targeted apoptosis' agent. We have made good progress in overcoming some practical issues in the manufacturing of this drug, and are now preparing to advance it into the final stages of preclinical development. AS1406 was developed through a collaboration with the US National Cancer Institute and has shown potent effects against both blood cancers and solid tumours.

Fundraising
We strengthened our balance sheet this week with a £6.55 million share placing to new and existing institutional investors in the UK and Continental Europe.

US ADR Program
This week we announced the establishment of a Level One Program of American Depositary Receipts. This will enable US investors in Antisoma to trade in a dollar-denominated security and is intended as a step towards a full listing of Antisoma's shares on NASDAQ.

Outlook
We have an exciting year in prospect, with expected newsflow including some clear answers on AS1404, substantial new data on AS1411, pointers to the future development of R1550 and entry of AS1409 into clinical trials."

Enquiries:
Glyn Edwards, CEO
Daniel Elger, Director of Communications +44 (0)7909 915 068
Antisoma plc

Mark Court/Lisa Baderoon/Rebecca Skye Dietrich +44 (0)20 7466 5000
Buchanan Communications

Background on Antisoma

Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. Antisoma fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. In 2002, Antisoma formed a broad strategic alliance with Roche to develop and commercialise products from Antisoma's pipeline. Both AS1404 and R1550 are included within this alliance. Please visit www.antisoma.com for further information about Antisoma.

Name and Description of Document	Document Date	Date Sent
Terms of reference for the audit committee.	18-Jul-05	
Terms of reference for the remuneration committee.	15-Jul-05	
Regulatory announcement regarding the purchase of shares by the Chief Financial Officer.	18-Oct-05	
Regulatory announcement regarding the preliminary for AS1404 in lung cancer.	17-Oct-05	
Regulatory announcement regarding blocklisting.	13-Oct-05	
Regulatory announcement regarding holdings in Antisoma.	07-Oct-05	
Regulatory announcement regarding the exercise of options by former employees over shares granted under company share option plan.	October 6, 2005	
Regulatory announcement regarding payment of the fees of certain directors in shares.	October 6, 2005	
Regulatory announcement regarding a correction to the regulatory announcement of September 21, 2005.	September 22, 2005	
Regulatory announcement regarding the grant of performance related share awards and the grant of performance related share options.	September 21, 2005	
Regulatory announcement regarding the beneficial interest of The Goldman Sachs Group Inc. in shares held by its direct subsidiary Goldman, Sachs & Co.	September 21, 2005	
Regulatory announcement regarding preliminary results for the year ended June 30, 2005.	September 15, 2005	
Regulatory announcement regarding the appointment of Dale Boden as a non-executive director.	September 14, 2005	
Regulatory announcement regarding the date on which the preliminary results for the year ended June 30, 2005 are due to be announced.	September 9, 2005	
Regulatory announcement regarding the reopening of a phase I trial in the US for the aptamer drug AS1411.	September 6, 2005	
Regulatory announcement regarding the achievement of the patient recruitment target in the phase II trial of AS1404 in non-small cell lung cancer.	September 1, 2005	

Regulatory announcement regarding the receipt of notification that the US Food and Drug Administration has granted Orphan Drug Designation in the US for the aptamer drug AS1411 for the treatment of renal cancer.	August 17, 2005	
Regulatory announcement regarding notification that The Goldman Sachs Group Inc. no longer has a disclosable interest in the company's shares.	August 15, 2005	
Regulatory announcement regarding the beneficial interest of The Goldman Sachs Group Inc. in 3.94% of the company's current share capital, held by Goldman, Sachs & Co.	August 11, 2005	
Regulatory announcement regarding the beneficial interest of The Goldman Sachs Group Inc. in 4.02% of the company's current share capital, held by Goldman, Sachs & Co.	August 10, 2005	
Regulatory announcement regarding the release from escrow of the ordinary shares issued by the company to effect the acquisition of Aptamera.	July 12, 2005	
Regulatory announcement regarding the purchase of shares by certain directors and the award of Matching Shares.	July 11, 2005	
Regulatory announcement regarding the payment of the fees of certain directors in shares.	July 8, 2005	
Form 288c in respect of a change of particulars for director Birgit Norinder.	September 23, 2005	
Form 363s in respect of Annual Return as of August 16, 2005.	September 12, 2005	
Form 288b in respect of the resignation of Dr Mark Rogers as director.	August 16, 2005	
Form 288a in respect of the appointment of Dale Boden as a director.	July 15, 2005	
Form 288b in respect of the resignation of Dr Mark Rogers as director.	June 24, 2005	
Antisoma plans to list its shares in the United States	April 04,2005	
Holding(s) in Company	October 24, 2005	December, 20 2005
Antisoma presents AS1404 data at ECCO- the European Cancer Conference	November 01, 2005	December, 20 2005

Antisoma's AS1404 whips up a cytokine storm to attack cancer	November 15, 2005	December, 20 2005
Antisoma placing raises £6.55 million	December 05, 2005	December, 20 2005
Antisoma presents positive data on AS1409, expects trials to start mid 2006	December 06,2005	December, 20 2005
Antisoma AGM update	December 09, 2005	December, 20 2005
Results of Annual General Meeting	December 09, 2005	December, 20 2005